EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Corporation Reports First Quarter Earnings and Maintains Outlook for 2016

•	GAAP earnings per share of $0.17 for the quarter, compared to $0.22 last year

•	Adjusted earnings per share of $0.19 for the quarter, compared to $0.22 last year

•	Completed sale of Bronto during the quarter; receiving initial proceeds of $82 million

•	$77 million of cash balances at the end of the quarter; bank debt fully repaid

•	Returned $20.6 million to shareholders, the most in any quarter in nearly 15 years
Oak Brook, Illinois, May 3, 2016 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the first quarter ended March 31, 2016.
Consolidated net sales for the first quarter were $172.8 million, down 12% versus the same quarter a year ago. First quarter income from continuing operations was $10.4 million, equal to $0.17 per diluted share, compared to $14.4 million, equal to $0.22 per share, in the prior-year quarter.
The Company also reported adjusted net income from continuing operations for the first quarter of $11.7 million, equal to $0.19 per diluted share, down 19% compared to $14.4 million, equal to $0.22 per diluted share, in the same quarter a year ago. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release. All results discussed herein are for continuing operations, and previously reported results have been recast to reflect the Fire Rescue Group as a discontinued operation following the sale of the Bronto Skylift business.
Q1 Earnings Meet Expectations, Orders Continue to Soften
“Our first-quarter earnings met our expectations,” said Jennifer L. Sherman, President and Chief Executive Officer. “Profitability declined as a result of lower sales, reflecting market conditions. Demand in our municipal markets remained steady, with particular strength in our public safety systems businesses that provide police lights and related products. On the other hand, the negative impacts from oil and gas have continued to depress incoming industrial order levels. We are executing plans to work through these headwinds while maintaining our long-term focus on profitable growth.”
Net sales were $172.8 million for the quarter, 12% lower than the first quarter of 2015. In the Environmental Solutions Group, sales were down $24.8 million, or 18%, primarily due to lower sales of vacuum trucks. Sales in the Safety and Security Systems Group increased by $1.1 million on strong demand from municipal police markets. Ongoing effects from oil and gas end markets significantly reduced industrial sales in both groups.
Consolidated first quarter operating income was $16.1 million, down from $24.5 million in the prior-year quarter. Operating income in the current-year quarter is net of restructuring charges and acquisition related expenses of $1.2 million and $0.5 million, respectively. Consolidated operating margin, excluding those restructuring and acquisition expenses, was 10.3%, compared to 12.5% last year. The margin decrease was primarily due to lower sales within the Environmental Solutions Group. Corporate expenses were $5.3 million for the quarter, compared to $6.0 million a year ago. The effective income tax rate for the quarter, at 35.4%, was slightly lower than the prior-year quarter and is in line with expectations for the full year. The cash tax rate for the year is expected to be approximately 15-20%.
Consolidated orders were $135.7 million for the quarter, down 17% compared to last year. Consolidated backlog of $135.5 million was down 21% from the level at the end of 2015. The reduction in orders and backlog primarily reflect low order activity within the Environmental Solutions Group.

Strong Liquidity Position Supports Cash Returns to Shareholders
Cash and cash equivalents at the end of the quarter totaled $77.3 million, and total debt was $0.6 million.
Net cash of $6.7 million was used in continuing operating activities in the first quarter of 2016. In the prior-year quarter, net cash of $0.8 million was generated by continuing operating activities. Cash flow in the first quarter is typically lower than for other quarters as the Company builds net working capital. Other significant cash items in the quarter included:

•	Receipt of $82.3 million from the sale of Bronto Skylift,

•	Purchase of Westech Vac Systems for $6.2 million,

•	Dividend payments of $0.07 per share, or $4.3 million, and

•	Share repurchases of $16.3 million at an average price of $12.64; repurchases totaled $10.6 million in all of 2015.
“The steps we have taken to strengthen our financial position allowed us to return $20.6 million of value to our shareholders in the quarter, while continuing to pursue internal growth initiatives and strategic acquisitions,” said Sherman.
The Board of Directors also declared a $0.07 per share dividend that will be payable in the second quarter, and the Company anticipates closing on its previously announced acquisition of Joe Johnson Equipment during the second quarter.
Maintaining Outlook
“We remain confident in our businesses and our markets for the long term,” continued Sherman. “However, our recent order levels have been disappointing and the continued turmoil in oil and gas and related industrial markets make it more challenging to forecast the second half of the year. On that basis, we have stepped up our focus on cost management while maintaining an appropriate level of investment in our sales efforts and new products to build momentum for future growth. Our businesses are adapting as required, and we currently believe that our adjusted EPS for the year will be within our previously indicated range of $0.70 to $0.80.”
CONFERENCE CALL
Federal Signal will host its first quarter conference call on Tuesday, May 3, 2016 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-888-481-2877 and entering the pin number 9647569. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions; product and price competition; supplier and raw material prices; foreign currency exchange rate changes; interest rate changes; increased legal expenses and litigation results; legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Brian Cooper, Chief Financial Officer, +1-630-954-2000, bcooper@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended March 31,
(in millions, except per share data)	2016	2015
Net sales	$172.8	$196.5
Cost of sales	125.4	141.6
Gross profit	47.4	54.9
Selling, engineering, general and administrative expenses	29.6	30.4
Acquisition and integration related expenses	0.5	—
Restructuring	1.2	—
Operating income	16.1	24.5
Interest expense	0.4	0.6
Debt settlement charges	0.3	—
Other (income) expense, net	(0.7)	1.2
Income before income taxes	16.1	22.7
Income tax expense	(5.7)	(8.3)
Income from continuing operations	10.4	14.4
Gain from discontinued operations and disposal, net of income tax expense of $4.4 and $0.1, respectively	3.2	0.5
Net income	$13.6	$14.9
Basic earnings per share:
Earnings from continuing operations	$0.17	$0.23
Gain from discontinued operations and disposal, net of tax	0.05	0.01
Net earnings per share	$0.22	$0.24
Diluted earnings per share:
Earnings from continuing operations	$0.17	$0.22
Gain from discontinued operations and disposal, net of tax	0.05	0.01
Net earnings per share	$0.22	$0.23
Weighted average common shares outstanding:
Basic	62.1	62.7
Diluted	63.0	63.7
Cash dividends declared per common share	$0.07	$0.06

Operating data:
Operating margin	9.3%	12.5%
Total orders	$135.7	$164.0
Backlog	135.5	221.6
Depreciation and amortization	3.0	3.0

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2016	December 31, 2015
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$77.3	$76.0
Accounts receivable, net of allowances for doubtful accounts of $0.8 at both dates	87.1	73.0
Inventories	93.6	87.2
Prepaid expenses and other current assets	12.7	15.1
Current assets of discontinued operations	6.0	63.8
Total current assets	276.7	315.1
Properties and equipment, net of accumulated depreciation of $105.0 and $102.8, respectively	55.0	52.9
Goodwill	236.2	231.6
Deferred tax assets	8.3	20.1
Deferred charges and other assets	4.8	3.5
Long-term assets of discontinued operations	2.2	43.3
Total assets	$583.2	$666.5
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and capital lease obligations	$0.4	$0.4
Accounts payable	37.0	38.0
Customer deposits	4.6	3.7
Accrued liabilities:
Compensation and withholding taxes	12.5	18.6
Other current liabilities	31.7	27.9
Current liabilities of discontinued operations	3.7	28.6
Total current liabilities	89.9	117.2
Long-term borrowings and capital lease obligations	0.2	43.7
Long-term pension and other postretirement benefit liabilities	53.2	55.2
Deferred gain	12.1	12.6
Other long-term liabilities	17.1	16.9
Long-term liabilities of discontinued operations	3.3	15.3
Total liabilities	175.8	260.9
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 65.3 and 64.8 shares issued, respectively	65.3	64.8
Capital in excess of par value	195.5	195.6
Retained earnings	284.2	274.9
Treasury stock, at cost, 4.1 and 2.6 shares, respectively	(59.6)	(40.9)
Accumulated other comprehensive loss	(78.0)	(88.8)
Total stockholders’ equity	407.4	405.6
Total liabilities and stockholders’ equity	$583.2	$666.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended March 31,
(in millions)	2016	2015
Operating activities:
Net income	$13.6	$14.9
Adjustments to reconcile net income to net cash provided by operating activities:
Gain from discontinued operations and disposal	(3.2)	(0.5)
Depreciation and amortization	3.0	3.0
Deferred financing costs	0.4	0.1
Deferred gain	(0.5)	(0.5)
Stock-based compensation expense	0.4	1.1
Pension expense, net of funding	(1.0)	(1.7)
Deferred income taxes	5.9	8.9
Changes in operating assets and liabilities, net of effects of acquisitions and discontinued operations	(25.3)	(24.5)
Net cash (used for) provided by continuing operating activities	(6.7)	0.8
Net cash provided by discontinued operating activities	1.3	2.5
Net cash (used for) provided by operating activities	(5.4)	3.3
Investing activities:
Purchases of properties and equipment	(2.0)	(2.7)
Payments for acquisitions, net of cash acquired	(6.2)	—
Other, net	(0.5)	—
Net cash used for continuing investing activities	(8.7)	(2.7)
Net cash provided by (used for) discontinued investing activities	82.3	(0.1)
Net cash provided by (used for) investing activities	73.6	(2.8)
Financing activities:
Payments on long-term borrowings	(43.4)	—
Payments of debt financing fees	(1.1)	—
Purchases of treasury stock	(16.3)	(3.6)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(2.4)	(2.6)
Cash dividends paid to stockholders	(4.3)	(3.8)
Proceeds from stock-based compensation activity	—	0.2
Other, net	(0.2)	(0.2)
Net cash used for continuing financing activities	(67.7)	(10.0)
Net cash provided by discontinued financing activities	0.7	3.0
Net cash used for financing activities	(67.0)	(7.0)
Effects of foreign exchange rate changes on cash and cash equivalents	0.1	(0.9)
Increase (decrease) in cash and cash equivalents	1.3	(7.4)
Cash and cash equivalents at beginning of year	76.0	30.4
Cash and cash equivalents at end of period	$77.3	$23.0
Less: Cash and cash equivalents of discontinued operations at end of period	$—	$(3.7)
Cash and cash equivalents of continuing operations at end of period	$77.3	$19.3

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three months ended March 31, 2016 and 2015:
Environmental Solutions Group

	Three Months Ended March 31,
($ in millions)	2016	2015	Change
Net sales	$115.4	$140.2	$(24.8)
Operating income	16.5	23.9	(7.4)
Operating data:
Operating margin	14.3%	17.0%	(2.7)%
Total orders	$83.2	$106.3	$(23.1)
Backlog	101.4	184.3	(82.9)
Depreciation and amortization	1.8	1.8	—
Safety and Security Systems Group

	Three Months Ended March 31,
($ in millions)	2016	2015	Change
Net sales	$57.4	$56.3	$1.1
Operating income	4.9	6.6	(1.7)
Operating data:
Operating margin	8.5%	11.7%	(3.2)%
Total orders	$52.5	$57.7	$(5.2)
Backlog	34.1	37.3	(3.2)
Depreciation and amortization	1.1	1.1	—
Corporate Expenses
Corporate operating expenses were $5.3 million and $6.0 million for the three months ended March 31, 2016 and 2015, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations (“EPS”):
The Company believes that modifying its 2016 and 2015 adjusted net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improve the comparability of results across reporting periods. Adjusted net income and adjusted EPS for the three months ended March 31, 2016 excludes the impact of restructuring activity, acquisition and integration related expenses, and debt settlement charges.

	Three Months Ended March 31,
(in millions)	2016	2015
Income from continuing operations	$10.4	$14.4
Add:
Income tax expense	5.7	8.3
Income before income taxes	16.1	22.7
Add:
Restructuring	1.2	—
Acquisition and integration related expenses	0.5	—
Debt settlement charges	0.3	—
Adjusted income before income taxes	18.1	22.7
Adjusted income tax expense (a)	(6.4)	(8.3)
Adjusted net income from continuing operations	$11.7	$14.4

	Three Months Ended March 31,
(dollars per diluted share)	2016	2015
EPS, as reported	$0.17	$0.22
Add:
Income tax expense	0.09	0.13
Income before income taxes	0.26	0.35
Add:
Restructuring	0.02	—
Acquisition and integration related expenses	0.01	—
Debt settlement charges	0.00	—
Adjusted income before income taxes	0.29	0.35
Adjusted income tax expense (a)	(0.10)	(0.13)
Adjusted EPS	$0.19	$0.22

(a)
Adjusted income tax expense for the three months ended March 31, 2016 was recomputed after excluding the impact of restructuring activity, acquisition and integration related expenses, and debt settlement charges.

Total debt to adjusted EBITDA ratio:
The Company uses the ratio of total debt to adjusted EBITDA as one measure of its long-term financial stability. The ratio of debt to adjusted EBITDA is a non-GAAP measure that represents total debt divided by the trailing 12-month total of income from continuing operations before interest expense, debt settlement charges, restructuring charges, other (income) expense, income tax expense, and depreciation and amortization expense. The Company uses the ratio to calibrate the magnitude of its debt and its debt capacity against adjusted EBITDA, which is used as an operating performance measure. We believe that investors use a version of this ratio in a similar manner. In addition, financial institutions (including the Company’s lenders) use the ratio in connection with debt agreements to set pricing and covenant limitations. For these reasons, the Company believes that the ratio is a meaningful metric to investors in evaluating the Company’s long-term financial performance and stability. Other companies may use different methods to calculate total debt to EBITDA. The following table summarizes the Company’s ratio of total debt to adjusted EBITDA and reconciles income from continuing operations to adjusted EBITDA as of and for the trailing 12-month periods ended March 31, 2016 and 2015:

	Trailing Twelve Months Ending March 31,
($ in millions)	2016	2015
Total debt	$0.6	$50.1

Income from continuing operations	61.8	66.2
Add:
Interest expense	2.1	3.2
Debt settlement charges	0.3	—
Restructuring	1.6	0.2
Other (income) expense, net	(0.9)	2.9
Income tax expense	31.5	27.2
Depreciation and amortization	12.3	11.7
Adjusted EBITDA	$108.7	$111.4

Total debt to adjusted EBITDA ratio	0.0	0.4